FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

June 20, 2006

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-__________

Set forth below is the text of a press release issued on June 14, 2006.

Luxottica Group ups cash dividend for fiscal year 2005 by 26% to €0.29 per share

Number of independent directors on the Board increases to six

Milan, Italy — June 14, 2006 — Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) today announced that shareholders at the Company’s Annual General Meeting held today approved the payment of a cash dividend for fiscal year 2005 of €0.29 per ordinary share and per American Depositary Share (ADS) (one ADS represents one ordinary share), representing a 26 percent year-over-year increase. For fiscal year 2004, shareholders approved the payment of a cash dividend of €0.23 per ordinary share and ADS.

At the Meeting, shareholders also approved:

•                  The Group’s statutory financial statement and IFRS consolidated financial statements for fiscal year 2005, in accordance with Italian law

•                  The increase in the number of Directors to serve on the Board to 14

•                  The appointment of the Board of Directors and the Board of Statutory Auditors for the three-year term through the fiscal year to end December 31, 2008

•                  The appointment of Deloitte & Touche as the Group’s independent auditors for the fiscal years 2006 through 2011

•                  And, a capital increase in an amount up to a maximum nominal value of €1.2 million to be reserved for grants under the 2006 Stock Options Plan to employees of the Group and its subsidiaries for terms up to nine years.

Shareholders approved the appointment of Luxottica Group’s Board of Directors as follows: Leonardo Del Vecchio, Luigi Francavilla, Andrea Guerra, Roger Abravanel, Tancredi Bianchi, Mario Cattaneo, Enrico Cavatorta, Roberto Chemello, Claudio Costamagna, Claudio Del Vecchio, Sergio Erede, Sabina Grossi, Gianni Mion and Lucio Rondelli. Shareholders also approved the appointment of the Group’s Board of Statutory Auditors as follows: Marco Reboa (chairman), Giorgio Silva, and Enrico Cervellera.

Further, at a meeting held immediately following the Annual General Meeting of Shareholders the newly appointed Board confirmed Mr. Del Vecchio as chairman, Mr. Francavilla as vice chairman and Mr. Guerra as chief executive officer. Additionally, the Board appointed the Internal Control and Human Resources committees.

Regarding the cash dividend, it will be paid to holders of record of ordinary shares as of June 16, and to holders of record of American Depositary Receipts (ADRs) as of June 21. The ex-

dividend date for both holders of ordinary shares and ADRs will be June 19, 2006. Luxottica Group will make the dividend payable in Euro to holders of ordinary shares on June 22, 2006. Deutsche Bank Trust Company Americas, the depositary bank of Luxottica Group’s ordinary shares represented by ADRs, will make the dividend payable in U.S. Dollars to ADR holders on June 29, 2006, at the Euro/U.S. Dollar exchange rate of June 22, 2006. Information regarding the tax regime applicable to the payment of Luxottica Group dividends is available from the Group’s corporate website at www.luxottica.com.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with nearly 5,700 optical and sun retail stores in North America, Asia-Pacific, China and Europe and a strong brand portfolio that includes Ray-Ban, the best selling sun and prescription eyewear brand in the world, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Prada, Versace and Polo Ralph Lauren, from January 2007, and key house brands Vogue, Persol, Arnette and REVO. In addition to a global wholesale network that touches130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants and in the only China-based plant wholly-owned by a premium eyewear manufacturer. For fiscal year 2005, Luxottica Group (NYSE: LUX; MTA: LUX) posted consolidated net sales of €4.4 billion. Additional information on the Group is available at www.luxottica.com.

Company media and investor relations contacts

Luxottica Group S.p.A.
Luca Biondolillo, Head of Communications
Tel.: +39 (02) 8633 4062
Email: LucaBiondolillo@Luxottica.com

Alessandra Senici, Senior Manager, Investor Relations
Tel.: +39 (02) 8633 4069
Email: AlessandraSenici@Luxottica.com

Set forth below is the text of a press release issued on June 14, 2006.

LUXOTTICA GROUP POSTS POSITIVE RESULTS FOR APRIL AND MAY, THE GROUP MIGHT UPDATE OUTLOOK FOR FISCAL YEAR 2006 IN JULY

Milan, Italy — June 14, 2006 — At Luxottica Group’s (MTA: LUX; NYSE: LUX) Annual General Meeting held today in Milan, chief executive officer Andrea Guerra, commenting on results for fiscal year 2005 and the first months of the current year, indicated that Group results for the first quarter as well as for April and May were positive. Consequently, the Group will consider updating its outlook for fiscal year 2006 when it releases consolidated results for the second quarter of 2006 at the end of July.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with nearly 5,700 optical and sun retail stores in North America, Asia-Pacific, China and Europe and a strong brand portfolio that includes Ray-Ban, the best selling sun and prescription eyewear brand in the world, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Prada, Versace and Polo Ralph Lauren, from January 2007, and key house brands Vogue, Persol, Arnette and REVO. In addition to a global wholesale network that touches 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants and in the only China-based plant wholly-owned by a premium eyewear manufacturer. For fiscal year 2005, Luxottica Group (NYSE: LUX; MTA: LUX) posted consolidated net sales of €4.4 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the availability of correction alternatives to prescription eyeglasses, the ability to successfully launch initiatives to increase sales and reduce costs, the ability to effectively integrate recently acquired businesses, including Cole National, risks that expected synergies from the acquisition of Cole National will not be realized as planned and that the combination of Luxottica Group’s managed vision care business with Cole National will not be as successful as planned, the impact of the application of APB 25 (Accounting for Stock Issued to Employees) and, as of January 1, 2006, the adoption of

SFAS 123 (R) as well as other political, economic and technological factors and other risks referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and, under U.S. securities regulation, Luxottica Group does not assume any obligation to update them.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
DATE: June 20, 2006	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER